Exhibit 99.1

Fortuna Silver Mines Closes US$74.8 Million Bought Deal Financing

Vancouver, February 9, 2017: Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) (NYSE: FSM) (TSX: FVI) is pleased to announce that it has completed its previously announced bought deal financing and has issued 11,873,750 common shares (the “Offered Shares”), including 1,548,750 common shares that were issued upon the full exercise of the over-allotment option, at US$6.30 per Offered Share for gross proceeds to the Company of US$74,804,625 (the “Offering”). The Offering was conducted by a syndicate of underwriters co-led by Raymond James Ltd., BMO Nesbitt Burns Inc. and Scotia Capital Inc., and including CIBC World Markets Inc. and National Bank Financial Inc. (collectively, the “Underwriters”). The net proceeds from the Offering will be used for general working capital purposes.
The Offered Shares were offered for sale in each of the provinces of Canada by way of a short-form prospectus (the “Prospectus”) and in the United States pursuant to a registration statement on Form F-10, as amended (the "Registration Statement"), in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.
This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Offered Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification of the Offered Shares under the securities laws of that jurisdiction.
Before you invest in Fortuna, you should read the Prospectus or the Registration Statement, as well as the other documents that the Company has filed with the securities regulatory authorities, for more complete information about the Company and the Offering. You may get these documents at no charge by visiting EDGAR on the SEC website, at www.sec.gov, or on the SEDAR website, at www.sedar.com. Alternatively, the Company, any Underwriter or any dealer participating in the Offering will arrange to send you a written Prospectus, or you may request the Prospectus from Sally Whittall, Corporate Secretary of Fortuna, 650-200 Burrard Street, Vancouver, Canada, V6C 3L6, telephone number (604) 484-4085.
About Fortuna Silver Mines Inc.
Fortuna is a growth oriented precious metals producer focused on mining opportunities in Latin America. The Company's primary assets are the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold project in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.

ON BEHALF OF THE BOARD

Jorge A. Ganoza
President, CEO and Director
Fortuna Silver Mines Inc.

For further information please contact:

Fortuna Investor Relations:
Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

The Toronto Stock Exchange and the New York Stock Exchange have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This news release contains forward looking statements which constitute "forward looking information" within the meaning of applicable Canadian securities legislation, and "forward looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward looking Statements"). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the use of the proceeds from the Offering. Often, but not always, these Forward looking Statements can be identified by the use of words such as "estimated", "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events "could" or "should" occur or be achieved, and similar expressions, including negative variations.
Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in the Company's plans for its mines and mineral properties; changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna's mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under "Risk Factors" in the Company's Annual Information Form, the Prospectus and the Registration Statement. Although the Company has attempted to identify important factors that could cause actual events, actions or results to differ materially from those described in the Forward looking Statements, there may be other factors that cause events, actions or results to differ from those anticipated, estimated or intended.
Fortuna believes that the assumptions and expectations reflected in the Forward looking Statements in this news release are reasonable, but no assurance can be given that these expectations will prove to be correct. Forward looking Statements should not be unduly relied upon. These Forward looking Statements speak only as of the date of this news release, and Fortuna will not necessarily update these statements unless required to do so by securities laws.